LETTERHEAD OF ONE XL, CORP.

September 13, 2011

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549-7010

Attn.: Tia Jenkins, Senior Assistant Chief Accountant

Re: One XL Corp.

Form 10-K/A for Fiscal Year Ended June 30, 2010

Filed August 4, 2011

File No. 000-53423

Dear Ms. Jenkins:

This letter sets forth the response of One XL, Corp. (“we,” “us,” or the “Company”) to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 29, 2011 (the "Comment Letter") concerning the Company’s Annual Report on Form 10-K/A-1 for the fiscal year ended June 30, 2010 as filed with the Commission on August 4, 2011 (the “Amendment No. 1”).

References in the text of the response herein is to Amendment No. 2 to the 2010 Annual Report (“Amendment No. 2”), which is being filed by the Company with the Commission on the date hereof. For your convenience, we have set forth the comment from the Comment Letter in bold typeface and include the Company’s response below it.

Form 10-K for the Fiscal Year Ended June 30, 2010

Report of Independent Registered Public Accounting Firm, page F-2

1.      We note you have not complied with our comment. The audit report must cover the cumulative period from February 28, 2008 (inception) to the most recent annual balance sheet date, in this case, June 30, 2010. Please revise.

Response:

We respectfully advise the Staff that our auditor has revised the scope and opinion paragraphs of its report to cover the cumulative period from February 20, 2008 (inception) to June 30, 2010, the date of the most recent balance sheet. The revised report of our independent registered public accounting firm is filed with the financial statements included with Amendment No. 2.

Please note that we acknowledge the following:

•        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•        staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•        the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please feel free to contact the undersigned at (704) 556-9989.

Very truly yours,

ONE XL, CORP.

By: /s/ C. Lynn White

C. Lynn White, President